GLOBAL FUTURE CITY HOLDING INC.

301 Brea Canyon Road

Walnut, California 91789

July 1, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Dan Greenspan, Division of Corporation Finance Christina De Rosa, Division of Corporation Finance
Re:	Global Future City Holding, Inc.
Registration Statement on Form S-1
File No. 333-204005
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. De Rosa:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Global Future City Holding Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-204005), as amended (the “Registration Statement”), so that it may become effective at 4:01 p.m. Eastern Daylight Time on July 6, 2015, or as soon as practicable thereafter.

The Registrant hereby authorizes Lawrence W. Horwitz, Esq., of Horwitz + Armstrong, LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Horwitz at (949) 540-6540, or in his absence Christopher L. Tinen, Esq., of Horwitz + Armstrong, LLP, at (949) 540-6560. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Horwitz + Armstrong, LLP, attention: Lawrence W. Horwitz, Esq., via facsimile at (949) 540-6578.

Sincerely,

GLOBAL FUTURE CITY HOLDING INC.

/s/ Lei Pei

Lei Pei

Chief Executive Officer and Chief Financial Officer

cc:	Lawrence W. Horwitz, Esq.
Christopher L. Tinen, Esq.
Horwitz + Armstrong, LLP